NO ACT

DC
PE
12-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023774

January 25, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/25/2008

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2007

Dear Ms. Weber:

This is in response to your letter dated December 19, 2007 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 19, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal and the accompanying cover letter, dated October 27, 2007, is attached as Exhibit A. The Proponent's cover letter states that Mr. John Chevedden is representing Mr. Steiner with respect to shareholder matters, including the Proposal, and is the Proponent's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

On November 8, 2007, Verizon received a letter from the Proponent containing the following proposal:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded from the 2008 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Verizon received the Proposal on November 8, 2007. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on November 12, 2007, Verizon sent a letter to the Proponent via Federal Express, with a copy to Mr. Chevedden via email (the "Initial Notification Letter"), requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Initial Notification Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in

Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Initial Notification Letter included a copy of Rule 14a-8. Verizon received an email from Mr. Chevedden confirming receipt of the Initial Notification Letter on November 12, 2007, as well as confirmation from Federal Express that the Initial Notification Letter was delivered to the Proponent's residence on November 13, 2007. A copy of the Initial Notification Letter, together with the evidence of delivery, is attached as Exhibit B to this letter.

On November 20, 2007, Mr. Chevedden sent to Verizon via email a letter dated November 19, 2007 (the "Initial Response Letter") from DFJ Discount Brokers ("DFJ"), as the "introducing broker for the account of Kenneth Steiner,... held with National Financial Services Corp.," certifying that as of the date of the Initial Response Letter Proponent is the beneficial owner of 1109 shares of Verizon Communications Inc. and that the Proponent has held at least $2,000 of Verizon common stock since August 10, 2000. A copy of the Initial Response Letter is attached as Exhibit C to this letter.

After determining that DFJ Discount Brokers is not a record holder of Verizon common stock, in accordance with Rule 14a-8(f)(1) on November 21, 2007,Verizon sent a second letter to Mr. Chevedden via email (the "Second Notification Letter"), stating that DFJ Discount Brokers is not a record holder of Verizon common stock as required by Rule 14a-8(b)(2)(i). The Second Notification Letter requested that Mr. Chevedden provide a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Second Notification Letter also advised Mr. Chevedden that such written statement had to be submitted to Verizon within 14 days of his receipt of such letter, thereby providing Mr. Chevedden with additional time beyond the 14-day period following his receipt of the Initial Notification Letter to provide the referenced written statement regarding the Proponent's ownership of shares. The Second Notification Letter also advised Mr. Chevedden that, in accordance with the Proponent's instructions in his letter dated October 27, 2007, Verizon would direct all correspondence to Mr. Chevedden and would not send copies to the Proponent. A copy of the Second Notification Letter is attached as Exhibit D to this letter.

On November 23, 2007, Mr. Chevedden sent Verizon via email a letter dated November 21, 2007 (the "Second Response Letter") from National Financial Services LLC. The Second Response Letter certifies that the Proponent "is a beneficial owner of Verizon Communications Inc. securities and has held a security position with National Financial Services, LLC, dating back to March, 2005." In a separate paragraph, the Second Response Letter states, "This purchase consisted of 1109 shares which he held consistently." A copy of the Second Response Letter is attached as Exhibit E to this letter.

Although the Second Response Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of his shares verifying his *continuous* ownership of at least $2,000 of Verizon shares from November 8, 2006 through November 8, 2007. In the Second Response Letter, National Financial Services does not make any such statement. Instead, as noted above, the first paragraph of the letter merely indicates that (1) Mr. Steiner is currently a beneficial owner of Verizon shares (as of November 21, 2007, which is 13 days after the date of the submission) and (2) Mr. Steiner has held a security position with National Financial Services since March 2005. It is not specifically stated that the referenced "security position" is in Verizon stock. Even if we were to assume that it is, this statement fails to state that Mr. Steiner owned the requisite amount of stock during the requisite one-year period. Likewise, the second paragraph of the Second Response Letter does not clearly address Mr. Steiner's ownership of Verizon stock. It refers to a purchase of 1109 shares without any reference to (1) what company issued the shares or (2) when the shares were purchased. As a result, the Second Response letter provides no statement as to the number or value of Verizon shares owned by the Proponent at any particular time.

In Section C.1.c. (2) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [emphasis in original]

A monthly, quarterly or other periodic investment statement is insufficient evidence because it only verifies ownership of securities at the beginning and end of the statement period, but does not verify continuous ownership of the securities during the statement period or during any other period. Rule 14a-8(b)(2) does not require the company to "connect the dots" and make inferences about continuous stock ownership. Rather, it is the proponent's responsibility to provide proof of this in the form of an affirmative written statement from the record holder of the proponent's stock. The Second Response Letter cannot be read to provide this assurance without making assumptions and inferences as to its intended meaning, which may or may not be accurate.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require additional notification if the response to the first notification was deficient. Although it was under no obligation to do so, Verizon gave the Proponent notice that the Initial Response Letter was deficient and provided the Proponent with an additional 14 days to correct the deficiency. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency after notification by Verizon.

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB No. 14B").

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations." *Fuqua Industries Inc.* (March 12, 1991). See, for example

- *Berkshire Hathaway Inc.* (March 2, 2007) (proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order did not adequately explain possible meaning of "Executive Order" and extent to which proposal could operate to bar investment in all foreign corporations);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *International Machines Business Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

- *FirstEnergy Corp.* (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *Johnson & Johnson* (February 7, 2003) (proposal calling for a report on the company's "progress with the Glass Ceiling Report" did not explain the substance of the report);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation of executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision was impermissibly vague and indefinite); and

- *H.J. Heinz Co.* (May 25, 2001) (proposal requesting that company implement the SA8000 Social Accountability Standards did not clearly set forth what SA8000 required of the company).

As in the foregoing precedents, the resolution contained in the Proposal is impermissibly vague and indefinite, because it refers to a "restriction" in Verizon's bylaws and a "standard" in Delaware law, neither of which exists. The Proposal requests that the Board "amend our bylaws and other appropriate governing documents in order that there is no *restriction* on the shareholder *right* to call a special meeting, compared to the *standard* allowed by applicable law on calling a special meeting" (emphasis added). Section 211(c) of the General Corporation Law of Delaware, where Verizon is incorporated, provides that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Verizon's Bylaws provide that the Chairman of the Board or a majority of the Board may call a special meeting. The law in many states provides shareholders holding a specified minimum percentage of a company's stock with the statutory right to call a special meeting. However, contrary to the statement in the resolution in the Proposal, in Delaware there is no "standard allowed by applicable law on calling a special meeting." By asserting that there is such a standard in Delaware law and a restriction on it in Verizon's Bylaws, the resolution is false and misleading.

Finally, it is entirely unclear how the Proposal, if adopted, would be implemented. Would implementation of the Proposal require that any shareholder, even the holder of a single share, can compel the calling of a meeting? Or could the Verizon Board implement the Proposal by adopting a bylaw providing that shareholders owning a prescribed percentage of stock for a prescribed period of time may call a special meeting? Due to the ambiguities raised by the resolution's false and misleading representations of Delaware law and Verizon's Bylaws, "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.* As SLB No. 14 cited above recognizes, the Proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Accordingly, Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at (310) 371-7872.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11202

Mr. John Chevedden (by email to olmsted7p@earthlink.net)

EXHIBIT "A"

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
140 West St Fl 38
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Marianne Drost
Corporate Secretary
PH: 212-395-2121
FX: 212-869-3265
FX: 212-921-2971
Mary Louis Weber
Assistant General Counsel
PH: 908-559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, November 8, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to *RiskMetrics (formerly Institutional Shareholder Services)*. Our directors, Mr. Seidenberg and Mr. Stafford, also served on the Honeywell board.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "Very High Concern" in executive pay – CEO pay of $21 million a year.
  - "High Governance Risk Assessment."
- Two of our director receive double-digit withhold votes because they were on the executive pay committee responsible for this high executive pay:
  - Mr. Carrion
  - Mr. Neubauer
- We had no Independent Chairman – Independence concern.
- Our key Audit Committee chairman had 20-years director tenure – Independence concern.
- No shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Eight of our directors also served on boards rated D by the Corporate Library (increase from 2007):

1) Mr. Seidenberg	Honeywell (HON)
2) Mr. Stafford	Honeywell (HON)
3) Mr. Neubauer	Wachovia (WB)

4) Mr. O'Brien	Hilb Rogal & Hobbs (HRH)
	BlackRock (BLK)
5) Mr. Price	MetLife (MET)
6) Mr. Shipley	Exxon (XOM)
7) Mr. Lane	General Electric (GE)
8) Ms. Moose	AES Corp. (AES)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

November 12, 2007

By Federal Express

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11201

Dear Mr. Steiner:

On November 8, 2007, we received by facsimile transmission the shareholder proposal dated October 27, 2007 that you submitted for inclusion in Verizon Communications Inc.'s proxy statement for the 2008 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2008 annual meeting, you must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that you submit the proposal. In addition, you must continue to hold at least this amount of the stock through the date of the annual meeting. Your proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

We would appreciate it if you would provide documentation evidencing that you have beneficially held the requisite number of shares of Verizon common stock continuously for at least one year prior to the date of your submission and continue to hold such shares. The SEC rules require that you submit this documentation to us no later than 14 days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2008 annual meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: John Chevedden (by email to olmsted7p@earthlink.net)
Marianne Drost

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Track Shipments/FedEx Kinko's Orders

Detailed Results

Quick Help

Tracking number	798806732460	**Reference**	PR8336041
Signed for by	K.STEINER	**Destination**	GREAT NECK, NY
Ship date	Nov 12, 2007	**Delivered to**	Residence
Delivery date	Nov 13, 2007 7:26 PM	**Service type**	Standard Envelope
		Weight	0.5 lbs.

Status Delivered

Signature image available Yes

Date/Time		*Activity*	*Location*	*Details*
Nov 13, 2007	7:26 PM	**Delivered**	GREAT NECK, NY	
	3:12 PM	On FedEx vehicle for delivery	GARDEN CITY, NY	
	12:19 PM	Delivery exception	GARDEN CITY, NY	Package at station, arrived after courier dispatch
	12:07 PM	At local FedEx facility	GARDEN CITY, NY	
	11:09 AM	At dest sort facility	JAMAICA, NY	
	9:39 AM	Left origin	BROOKLYN, NY	
Nov 12, 2007	11:08 PM	Arrived at FedEx location	NEWARK, NJ	
	9:57 PM	Left origin	BRANCHBURG, NJ	
	5:43 PM	Picked up	BRANCHBURG, NJ	
	10:15 AM	Package data transmitted to FedEx		

Signature proof | E-mail results | Track more shipments/orders

Subscribe to tracking updates (optional)

Your Name: ________ **Your E-mail Address:** ________

E-mail address	**Language**	**Exception updates**	**Delivery updates**
	English	☐	☐
	English	☐	☐
	English	☐	☐
	English	☐	☐

Select format: ◉ HTML ○ Text ○ Wireless

Add personal message:

Not available for Wireless or non-English characters.

By selecting this check box and the Submit button, I agree to these Terms and Conditions

Submit

Weber, Mary L.

To: olmsted7p@earthlink.net

Subject: Verizon Communications-- Steiner Shareholder Proposal

Dear Mr. Chevedden,

Attached please find a letter acknowledging receipt of Mr. Steiner's shareholder proposal and requesting verification of his eligibility to submit the proposal.

Kindly confirm receipt of this email. I will send future communications by email per your request, so long as you provide me with confirmation that you have received the communication. Please note my contact information below for future correspondence.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
Tel: (908) 559-5636
Fax: (908) 696-2068
mary.l.weber@verizon.com

Weber, Mary L.

.om: olmsted [olmsted7p@earthlink.net]

Sent: Monday, November 12, 2007 12:31 PM

To: Weber, Mary L.

Subject: (VZ) Verizon Communications-- Kenneth Steiner Shareholder Proposal

Dear Ms. Weber, Thank you for the email acknowledgement.
Sincerely,
John Chevedden

Weber, Mary L.

.om: olmsted [olmsted7p@earthlink.net]
Sent: Tuesday, November 20, 2007 10:55 AM
To: Weber, Mary L.
Subject: Rule 14a-8 Proposal (VZ) Broker Letter

Rule 14a-8 Proposal (VZ) Broker Letter
Ms. Weber, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 19 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1109 shares of Verizon Communications; having held at least two thousand dollars worth of the above mentioned security since the following date: 10 Aug '00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT "D"

Weber, Mary L.

..om: Weber, Mary L.
Sent: Wednesday, November 21, 2007 11:44 AM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposal (VZ) Broker Letter

Dear Mr. Chevedden,

According to the Company's records, DJF Discount Brokers is not a record holder of Verizon common stock. Rule 14a-8(b)(2)(i) requires Mr. Steiner to submit to the Company a written statement from the record holder of the shares that Mr. Steiner owns verifying that Mr. Steiner has continuously held at least $2,000 in market value, or 1%, of Verizon's voting stock for a period of at least one year prior to his submission of the proposal. It appears that National Financial Services Corp. may be the record holder of the shares that Mr. Steiner owns.

In accordance with Rule 14a-8(f), I request that you furnish, within 14 calendar days of your receipt of this communication, the written statement regarding continuous ownership required by Rule 14a-8(b)(2)(i) as described above. For your convenience, I have attached a copy of Rule 14a-8.

In accordance with Mr. Steiner's instructions in his letter dated October 27, 2007, I am directing this and all future correspondence to you and will not send copies to Mr. Steiner. Kindly confirm receipt of this email. I will comply with your request to communicate via email, so long as you promptly provide me with confirmation that you have received the communication.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, November 20, 2007 10:55 AM
To: Weber, Mary L.
Subject: Rule 14a-8 Proposal (VZ) Broker Letter

Rule 14a-8 Proposal (VZ) Broker Letter
Ms. Weber, Please let me know tomorrow whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 19 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1109 shares of Verizon Communications; having held at least two thousand dollars worth of the above mentioned security since the following date: 10 Aug '00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Weber, Mary L.

ɔm: olmsted [olmsted7p@earthlink.net]
Sent: Friday, November 23, 2007 12:07 PM
To: Weber, Mary L.
Subject: Rule 14a-8 Proposal (VZ) Broker Letter

Rule 14a-8 Proposal (VZ) Broker Letter
Dear Ms. Weber, Please let me know today whether or not there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

VERIZON COMMUNICATIONS INC.
VERIZON CENTER
ONE VERIZON WAY
BASKING RIDGE, NJ 07920

Dear Sirs;

This letter certifies that, Mr. Kenneth Steiner, is currently a beneficial owner of Verizon Communications Inc. securities and has held a security position with National Financial Services, LLC., dating back to March, 2005.

This purchase consisted of 1109 shares which he held consistently.

Sincerely,

Lewis Trezza
Manager, Proxy Services

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2007

The proposal relates to special meetings.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END